UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. ________)*


PLUG POWER INC

(Name of Issuer)


Common Stock, no par value
(Title of Class of Securities)


72919P202
(CUSIP Number)


Interinvest Corporation
192 South Street, Suite 600
Boston, MA 02111
Attention: Stanley T. Schmidt
Telephone: (617-723-7870)
 Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


February 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





1.  Names of Reporting Persons.

 Interinvest Corporation Inc.


2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) x

3.  SEC Use Only
4.	Source of Funds (See Instructions)

OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Massachusetts

   Number of
Shares

Beneficially
   Owned by
   Each
Reporting
   Person
With:
7.  Sole Voting Power                       0


8.  Shared Voting Power                     7,905,367


9.  Sole Dispositive Power                  0


10.  Shared Dispositive Power               7,905,367

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     7,905,367

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)       13.87%

14.  Type of Reporting Person (See Instructions)    IA







1.  Names of Reporting Persons.

Interinvest Consulting Corporation of Canada Limited

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) x

3.  SEC Use Only
4.	Source of Funds (See Instructions)

OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
?
6.  Citizenship or Place of Organization

Canada

   Number of
Shares

Beneficially
   Owned by
   Each
Reporting
   Person
With:
7.  Sole Voting Power                       0


8.  Shared Voting Power                     30,000


9.  Sole Dispositive Power                  0


10.  Shared Dispositive Power               30,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
30,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)          0.05%

14.  Type of Reporting Person (See Instructions)    IA











1.  Names of Reporting Persons.

Interinvest (Bermuda) Ltd.

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) x

3.  SEC Use Only
4.	Source of Funds (See Instructions)

OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Bermuda

   Number of
Shares

Beneficially
   Owned by
   Each
Reporting
   Person
With:
7.  Sole Voting Power                      0


8.  Shared Voting Power                    736,000


9.  Sole Dispositive Power                 0


10.  Shared Dispositive Power              736,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
   736,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
?
13.  Percent of Class Represented by Amount in Row (11)         1.29%

14.  Type of Reporting Person (See Instructions)    IA












1.  Names of Reporting Persons.

Hans P. Black

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) x

3.  SEC Use Only
4.	Source of Funds (See Instructions)

OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Canada

   Number of
Shares

Beneficially
   Owned by
   Each
Reporting
   Person
With:
7.  Sole Voting Power                      46,000


8.  Shared Voting Power                    8,671,367


9.  Sole Dispositive Power                 46,000


10.  Shared Dispositive Power         8,671,367


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
8,717,367

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
?
13.  Percent of Class Represented by Amount in Row (11)        15.29%

14.  Type of Reporting Person (See Instructions)   IN




ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, no par value (the "Common Stock"), of Plug Power Inc. (the "Issuer") with principal executive offices located at 968 Albany Shaker Road, Latham, NY 12110.


ITEM 2. IDENTITY AND BACKGROUND

(a)	The names of the persons filing this Schedule 13D are
Interinvest Corporation Inc., a Massachusetts corporation; Interinvest (Bermuda) Ltd., a Bermuda corporation;
Interinvest Consulting Corporation of Canada Limited, a
Canadian corporation; and Hans P. Black, a citizen of
Canada. The foregoing persons are hereinafter sometimes
referred to collectively as the "Reporting Persons".
(b)	The principal business address of Interinvest Corporation
Inc. is 192 South Street, Suite 600, Boston, MA 02111. The principal business address of Interinvest (Bermuda) Ltd. is
LOM Bldg., 27 Reid Street, Hamilton HM 11, Bermuda. The principal business address of Interinvest Consulting Corporation of
Canada Limited is 3655 rue Redpath, Montreal, QC H3G 2W8.
The principal business address of Hans P. Black is 3655 rue Redpath, Montreal, QC H3G 2W8.
(c)	The principal business of the Reporting Persons is the
furnishing of investment advisory services. The principal occupation of Hans P. Black is serving as Chairman of
Interinvest Consulting Corporation of Canada Limited.
(d)	During the last five years, none of the foregoing entities
have been convicted in a criminal proceeding.
(e)	During the last five years, none of the foregoing entities
have been subject to a civil proceeding of the type specified in Items 2(d) or (e) of Schedule 13D.
(f) Hans P. Black, a reporting person, is a citizen of Canada.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Since reporting in a SC 13D/A filing dated Oct. 4, 2012, the Reporting Persons have acquired an additional net quantity of 5,647,522 shares of Common Stock of the Issuer for an aggregate purchase price of approximately $789,675 or $0.14/share. The effect of these purchases has been to increase the Reporting Persons' holdings of Common Stock of the Issuer from 8.23% to 15.29%. The source of funds for such transactions was derived from investment advisory client accounts.


ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons originally acquired the Common Stock of the Issuer for investment purposes, rather than as activist investors. Over time, the Reporting Persons have had, and from time to time may continue to have discussions with management, other shareholders, and third parties regarding matters relating to the financial condition, strategy, business, assets, operations, capital structure and strategic plans of the Issuer.

The Reporting Persons are appalled by the recent actions of the Plug Power Board, viewing it as a clear and uncalled for destruction of shareholder value. After spending much time contemplating the reasoning behind such an irrational proposition, the Reporting Persons feel it is in the best interests of all Plug shareholders to propose that an alternate board be voted in at the next AGM.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer's financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Board of Directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including purchasing additional securities of the Issuer, selling some or all of the Reporting Persons' respective holdings in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Persons beneficially own 8,717,367 shares of Common Stock representing 15.29% of all of the outstanding shares of 57,000,000 shares of Common Stock outstanding as of February 20, 2013, as reported by Bloomberg. Of the 8,671,367 shares held by the Reporting Persons on behalf of their clients: Interinvest Corporation Inc.
holds 7,905,367 shares or 13.87% of Issuer's outstanding shares; Interinvest Consulting Corporation of Canada Limited holds 30,000 shares for a total of 0.05% of the Issuer's outstanding shares; and Interinvest (Bermuda) Ltd. holds 736,000 shares for clients for a total of 1.29% of the Issuer's outstanding shares. Hans P. Black holds 40,000 shares or 0.07% of the Issuer's outstanding shares for his own account and 6,000 shares or 0.01% for a related account under his control.

(b) The Reporting Persons may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) the 8,717,367 shares of Common Stock held. This power is shared with the Reporting Persons' investment advisory clients where applicable. Hans P. Black, by virtue of his relationship to each of Interinvest Corporation Inc., Interinvest Consulting Corporation of Canada Limited, and Interinvest (Bermuda) Ltd. may be deemed to indirectly beneficially own 8,717,367 shares of Common Stock. Hans P. Black disclaims beneficial ownership of such Common Stock for all other purposes.

(c) The following describes all the transactions in Common Stock that were effected during the past sixty days by the Reporting Persons,



Transaction   Numberof		Price/	Type of
Date		Shares	Value	Share	Transaction

Interinvest Corporation Inc.
12/20/2012	-30,100	17,789	$0.59	Sell
12/21/2012	-40,099	22,864	$0.57	Sell
12/24/2012	-33,376	19,074	$0.57	Sell
12/26/2012	-26,915	15,441	$0.57	Sell
12/27/2012	-69,510	38,084	$0.55	Sell
12/28/2012	-97,000	52,704	$0.54	Sell
12/31/2012     -273,000	131,278	$0.48	Sell
1/3/2013	-45,000	21,501	$0.48	Sell
1/11/2013       -35,478	23,454	$0.66	Sell
2/14/2013     4,736,000	663,552	$0.140	Buy
2/15/2013     1,000,450	138,462	$0.138	Buy
2/20/2013         9,000	 1,352	$0.15	Buy


Interinvest (Bermuda) Ltd.
12/24/2012	-3,000	 1,730	$0.57	Sell
2/14/2013      300,000	39,750	$0.132	Buy

Interinvest Consulting Corporation of Canada Limited
None



Dr. Hans P. Black
None







(d)	The investment advisory clients of Interinvest Corporation Inc.,
Interinvest Consulting Corporation of Canada Limited, and Interinvest (Bermuda) Ltd. have the sole right to receive and the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients. No such client has an interest that relates to more than 5% of the Common Stock.


(e)	Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None of the shares of Common Stock held by the Reporting Persons have been pledged or are otherwise subject to a contingency the occurrence of which would give a third party voting power or investment power over the Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated as of December 12, 2008
among Interinvest Corporation Inc., Interinvest Consulting Corporation of Canada Limited, Interinvest (Bermuda) Ltd., and Hans P. Black

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2013

	Interinvest Corporation Inc.

	By: /s/ Stanley T. Schmidt
	Stanley T. Schmidt
	President,Interinvest Corporation Inc.


	Interinvest Corporation of Canada Limited
	By: /s/ Hans P. Black
	Hans P. Black
	Chairman


	Interinvest (Bermuda) Limited
	By: /s/ Hans P. Black
	Hans P. Black
	Director




	By: /s/ Hans P. Black
	Hans P. Black









	EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with the Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule D (including amendments thereto) with respect to the common stock of the Issuer (as defined in the attached Schedule 13D), and agrees that this agreement be included as an exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this agreement as of this 12th day of December, 2008.


Interinvest Corporation, Inc.

By: /s/ Stanley T. Schmidt
Stanley T. Schmidt
President


Interinvest Corporation of Canada Limited

By: /s/ Hans P. Black
Hans P. Black
Chairman



Interinvest (Bermuda) Limited

By: /s/ Hans P. Black
Hans P. Black
Director




By: /s/ Hans P. Black
Hans P. Black








CUSIP No. 034918102		Page 9 of 10